(1) KKR-ZT, L.L.C. previously held 19,062,500 shares of ZTI Series AA preferred stock.  Such shares of
Series AA preferred stock were converted into 19,062,500 shares of ZTI common stock prior to the consummation of the merger effected pursuant to a merger agreement (the "Merger Agreement")
between ZTI Merger Subsidiary III, Inc., formerly known as Zhone Technologies, Inc. ("ZTI"), and
Tellium, Inc., which subsequently changed its name to Zhone Technologies, Inc. ("Tellium").  Pursuant to the Merger Agreement, such shares of ZTI common stock were disposed of in exchange for
8,959,375 shares of Tellium common stock (after giving effect to Tellium's one-for-four reverse stock split effected in connection with the merger). On the effective date of the merger, there was no market for ZTI's common stock, and the closing price of Tellium's common stock was $1.69 per share (as reported on the Nasdaq SmallCap Market, prior to giving effect to Tellium's one-for-four reverse stock split effected in connection with the merger).  Mr. Clammer is a limited partner of KKR Associates
1996, L.P., which is the sole general partner of KKR 1996 Fund, L.P., which is the senior member of
KKR-ZT, L.L.C.  Mr. Clammer disclaims that he is the beneficial owner of any shares beneficially owned by KKR Associates 1996 L.P.